September 4, 2024

Andrew Silvernail
Chief Executive Officer
International Paper Co.
6400 Poplar Avenue
Memphis, Tennessee 38197

       Re: International Paper Co.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 23, 2024
           File No. 001-03157
Dear Andrew Silvernail:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Lorenzo Corte